CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-181981 on Form S-8 and to the use of our reports dated March 9, 2016 relating to the consolidated financial statements of Tahoe Resources Inc. and the effectiveness of Tahoe Resources Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Tahoe Resources Inc. for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 9, 2016